3/16/04

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. D.C. 158

04001743

VF 3-4-04

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51384

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TALBOT FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7770 JEFFERSON NE
(No. and Street)

ALBUQUERQUE (City) NEW MEXICO (State) 87109-0756 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATT CHAVEZ 505-828-4020
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name — if individual, state last, first, middle name)

999 THIRD AVENUE, SUITE 3500 (Address) SEATTLE (City) WASHINGTON (State) 98104-4086 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATT CHAVEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TALBOT FINANCIAL SERVICES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

SENIOR VICE PRESIDENT / CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Talbot Financial Services, Inc.
(An indirect wholly owned subsidiary of Safeco Corporation)
Year Ended December 31, 2003
with Report and Supplementary Report of Independent Auditors

Talbot Financial Services, Inc.
(An indirect wholly owned subsidiary of Safeco Corporation)

Financial Statements and Supplemental Information under Rule 17a-5 of the Securities and Exchange Commission

Year Ended December 31, 2003

Contents

Report of Independent Auditors....1

Audited Financial Statements

Statement of Financial Condition....2
Statement of Income....3
Statement of Changes in Stockholder's Equity....4
Statement of Cash Flows....5
Notes to Financial Statements....6

Supplemental Information

Schedule I – Computation of Net Capital Pursuant to SEC Rule 15c3-1....10
Schedule II – Statement Regarding SEC Rule 15c3-3....11

Supplementary Report

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5....12

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors

Board of Directors
Talbot Financial Services, Inc.

We have audited the accompanying statement of financial condition of Talbot Financial Services, Inc. (an indirect wholly owned subsidiary of Safeco Corporation) as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Talbot Financial Services, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 10 and 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

January 16, 2004

Ernst + Young LLP

Talbot Financial Services, Inc.
(An indirect wholly owned subsidiary of Safeco Corporation)

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$1,766,455
Concessions receivable:	
Fixed annuity products	25,068
Receivable from Parent	7,473
Receivable from clearing organization	220,743
Deferred tax assets	8,774
Prepaid expenses	17,976
Property and equipment, net of accumulated depreciation	92,345
Total assets	$2,138,834
Liabilities and stockholder's equity	
Liabilities:	
Accounts and commissions payable	$ 88,344
Payable to affiliates	251,365
Payable to Safeco for federal income taxes	404,286
Total liabilities	743,995
Stockholder's equity:	
Common stock, no par value:	
Authorized shares – 1,000,000	
Issued and outstanding shares – 100,000	
Additional paid-in capital	750,000
Retained earnings	644,839
Total stockholder's equity	1,394,839
Total liabilities and stockholder's equity	$2,138,834

See accompanying notes to financial statements.

Talbot Financial Services, Inc.
(An indirect wholly owned subsidiary of Safeco Corporation)

Statement of Income

Year Ended December 31, 2003

Revenues	
Dealers' concessions income:	
Fixed annuity products – nonaffiliates	$ 302,979
Fixed annuity products – affiliates	147,179
Variable annuity products	44,981
Mutual funds	1,572,491
Individual life	1,295,765
AUM revenues	991,949
Interest and other income, net	10,632
Total revenues	4,365,976
Expenses	
Commissions:	
Fixed annuity products	90,090
Mutual funds	37,667
Variable annuities	314
Individual life	8,075
Salaries and producer compensation	2,483,002
Administrative and other	1,701,156
Total expenses	4,320,304
Income before income tax provision	45,672
Income tax provision	30,047
Net income	$ 15,625

See accompanying notes to financial statements.

Talbot Financial Services, Inc.
(An indirect wholly owned subsidiary of Safeco Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2003	$ –	$250,000	$629,214	$ 879,214
Net income	–	–	15,625	15,625
Capital contribution	–	500,000	–	500,000
Balance at December 31, 2003	$ –	$750,000	$644,839	$1,394,839

See accompanying notes to financial statements.

Talbot Financial Services, Inc.
(An indirect wholly owned subsidiary of Safeco Corporation)

Statement of Cash Flows

Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$ 15,625
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	35,990
Deferred tax expense	21,810
(Increase) decrease in operating assets:	
Concessions receivable:	
Fixed annuity products	5,987
Receivable from Parent	251,530
Receivable from clearing organization	(194,982)
Prepaid expenses	(17,976)
Other assets	2,015
Increase (decrease) in operating liabilities:	
Accounts and commissions payable	(79,669)
Payable to affiliates	235,052
Payable to Safeco Corporation for federal income taxes	491,449
Net cash provided by operating activities	766,831
Cash flows used in investing activity – purchase of property and equipment	(56,341)
Cash flows provided by financing activity – contribution from Parent	500,000
Increase in cash	1,210,490
Cash at beginning of year	555,965
Cash at end of year	$1,766,455
Supplemental cash flow disclosure	
Income tax benefits received (received from Safeco Corporation)	$ 569,238
Income tax payments (paid to Safeco Corporation)	$ (79,431)

See accompanying notes to financial statements.

1. Organization and Nature of Business

Talbot Financial Services, Inc. (the Company) is a wholly owned subsidiary of Talbot Agency, Inc. (the Parent), which is a wholly owned subsidiary of Safeco Corporation (Safeco). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company acts as a full-time limited securities broker-dealer.

The Company does business under the name of Talbot Financial Network (TFN), whereby concessions income is generated from sales of fixed annuity, variable annuity products, individual life products, mutual funds, and assets under management revenues.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash

Cash consists of balances on hand and on deposit with banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's (FDIC) insurance limits. The Company is exposed to credit risk from cash deposits not insured by the FDIC. At December 31, 2003, uninsured deposits totaled $1,666,455.

Concession Income and Commission Expense

Dealers' concession income and the related commission expense are recorded on the trade date as security transactions occur.

Fixed Assets

Fixed assets are recorded at cost and are depreciated using the straight-line method over an estimated useful life of 2 to 7.5 years.

2. Significant Accounting Policies (continued)

Advertising Costs

The Company expenses advertising costs as incurred. During the year ended December 31, 2003, the Company expensed $20,768 of advertising costs.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Safeco Corporation. Pursuant to the requirements of Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, federal income taxes are calculated as if the Company filed on a separate basis. The Company is charged or credited with the tax effects of its income or loss as used in the consolidated federal income tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets and liabilities are recorded to reflect tax consequences on future years of temporary differences of revenue and expense items for financial reporting and income tax purposes. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount estimated by management to be realizable. At December 31, 2003, the Company did not record a valuation allowance.

3. Property and Equipment

Property and equipment is summarized as follows:

	December 31, 2003
Furniture and fixtures	$ 61,504
Computer equipment and software	114,046
	175,550
Accumulated depreciation	(83,205)
Property and equipment, net	$ 92,345

4. Related-Party Transactions

Talbot Agency, Inc.

The Company is charged for its share of certain payroll and other operational expenses incurred by the Parent and affiliates of the Company related to operating and support functions. Such expenses amounted to $2,483,002 in 2003, of which $239 was payable at year-end. These charges are accounted for as administrative expenses in the statement of operations. In July 2003, the Company received a capital contribution from the Parent in the amount of $500,000.

The Company, from time to time, pays expenses on behalf of, or has expenses such as insurance and audit fees paid on its behalf by, subsidiaries of the Parent (the Affiliates). At December 31, 2003, $7,473 was receivable from affiliates and $251,365 was payable to affiliates.

5. Receivable from Clearing Organization

Receivable from clearing organization includes amounts due to the Company for open transactions and expenses paid by the Company on behalf of the clearing organization, which are to be reimbursed.

6. Income Taxes

The current and deferred tax portions of the income tax provision are as follows:

	Year Ended December 31, 2003
Current tax expense	$ 8,237
Deferred tax expense	21,810
Income tax provision	$30,047

The deferred tax assets and liabilities relate to temporary differences in the accounting treatment of accrued expenses and prepaid expenses for financial reporting and income tax purposes. The deferred tax accounts are shown net on the statement of income. The principal difference between the enacted tax rate and the Company's effective tax rate results from nontaxable meals and entertainment expenses and state income taxes.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c-1), which requires the maintenance of minimum net capital, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2003, the Company had net capital of $1,022,460, which was $972,900 in excess of its required net capital of $49,560. The Company's ratio of aggregate indebtedness to net capital was 0.73 to 1.

8. Benefits

The Company's employees participate in a 401(k) plan sponsored by the Parent, which covers certain of its full-time employees. The plan includes matching contributions by the Company subject to certain limitations. The aggregate matching contributions to the plan for the year ended December 31, 2003, were $100,357.

9. Commitments and Contingencies

The Company has an asserted claim relating to its broker-dealer activities. It is the opinion of management, after consultation with legal counsel, that the resolution of the claim will not have a material effect on the financial position or results of operations of the Company.

The Company had a net capital violation that occurred during the period June 30, 2003 to July 29, 2003, and, as a result, faces a potential fine from the NASD. While no assessment has been made, the NASD sanctions guidelines indicate that fines related to net capital violations can range from $1,000 to $50,000. At December 31, 2003, management has not accrued a liability as the outcome is not deemed probable. In the event of an assessment, the future earnings of the Company would be reduced.

Supplemental Information

Talbot Financial Services, Inc.
(An indirect wholly owned subsidiary of Safeco Corporation)

Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2003

Net capital	
Total stockholder's equity from statement of financial condition	$1,394,839
Nonallowable assets	372,379
Net capital	$1,022,460
Computation of aggregate indebtedness net capital requirement	
Required minimum net capital:	
The greater of $5,000 or 6-2/3% of aggregate indebtedness	
($743,995 × 6-2/3%)	$ 49,560
Excess net capital	$ 972,900
Aggregate indebtedness	
Total aggregate indebtedness liabilities from statement of financial condition	$ 743,995
Ratio of aggregate indebtedness to net capital	0.73 to 1

Note: There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003, Part IIA FOCUS filing.

Talbot Financial Services, Inc.
(An indirect wholly owned subsidiary of Safeco Corporation)

Schedule II
Statement Regarding SEC Rule 15c3-3

December 31, 2003

The Company does not carry customer accounts and is exempt from provisions of SEC Rule 15c3-3 under paragraph (K)(1) because the Company's transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies, and/or variable life insurance or annuity products, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors
Talbot Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Talbot Financial Services, Inc. (a wholly owned subsidiary of Talbot Agency, Inc., which is a wholly owned subsidiary of Safeco Corporation) (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)11, and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

January 16, 2004

Ernst + Young LLP